UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Monarch Village GH Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  New York

  Date of organization
  January 22, 2024

Physical address of issuer
42 Broadway, Suite 12-491, New York, NY 10004

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$66,208.04	$0.00
Cash & Cash Equivalents	$66,208.04	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$-40,095.11	$0.00

April 15, 2025

FORM C-AR

Monarch Village GH Inc.



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Monarch Village GH Inc., a New York Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.monarchvillage.live no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 15, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Monarch Village GH Inc. (the "Company") is a New York Corporation, formed on January 22, 2024.

The Company is located at 42 Broadway, Suite 12-491, New York, NY 10004.

The Company's website is https://www.monarchvillage.live.

The information available on or through our website is not a part of this Form C-AR.

The Business

Building housing for retirement & senior communities across Africa for American expats. The Company plans to earn revenue by building rental units specifically designed for retired American expatriates residing in Ghana and other African countries.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Projections are only estimates of future results based upon assumptions at the time the projections are developed.

There can be no assurance that projected results will be obtained, and actual results may vary significantly from the projections. Many variables, including general economic conditions can have a material adverse effect on the accuracy of the projections.

The issuer is a newly formed entity and has no operating history for investors to evaluate. Since its formation in January 2024, the issuer has not engaged in any operations and there is no assurance the issuer will generate significant revenues or will be profitable.

The issuer has limited financial resources and even if the offering is successful, additional capital from other sources will be required to complete construction.

An investment in this issuer involves the risk of a complete loss of your investment. It is not possible to foresee all the risks that may arise. You should carefully consult with your financial advisor, attorney or accountant and others to evaluate to appropriateness of this investment.

Investors will have no control over the issuer's day to day operations and have no rights to vote on matters of any kind. If the investors are unhappy with the services of the Managing Member, they will have no ability to remove them.

An investment in the issuer should be viewed as illiquid. It is uncertain as to when profits, if any, will be realized. The issuer may have difficulty attracting residents.

Cash distributions are at the discretion of the Manager and will only be made to the extent there is sufficient cash flow from unit rentals. Additionally, even if there is cash flow, the Manager, at its sole discretion may cause the issuer to retain some or all of such funds for any business needs.

The issuer may require additional capital to the extent that investors may have their investment diluted.

The issuer will own no significant assets other than senior/retirement living housing. The issuer has no plans to diversify into anything that would minimize the impact of adverse rental conditions.

There are additional risks that are associated with land acquisition, registering and maintenance in foreign lands. The issuer will do all it can to minimize these risks, but makes no assurances that it can.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Dacia Bryant is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a

transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, fi any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. fI the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Building housing for retirement & senior communities across Africa for American expats. The Company plans to earn revenue by building rental units specifically designed for retired American expatriates residing in Ghana and other African countries.

Co-Issuer

Legal Name: Monarch Village I a series of Wefunder SPV LLC

Type of Business: Limited Liability Company

Formed: 2024-04-25

Address: 4104 24TH ST

Optional Address: PMB 8113

Country: DE

City: San Francisco

State: CA

Zipcode: 94114

Phone Number:

Contact:

Website: https://wefunder.com/

Business Plan

A 15-20 acre community, with 100 self contained studio apartments

Supported with varied communal spaces:
* Medical Suites
* Cafeteria
* Game Room
* Library
* Business Center
* Theatre Room

Other senior living focused considerations:
* Disability ramps (very little consideration in Ghana)
* Healthcare delivered to premises
* Retirement planning/investments

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dale Bryant

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Monarch Village- 2024 - present - Founded retirement community in Ghana for American expats.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Bryant Group Advisor- 2011 – present - Investment Management firm that providers retirement/ investment services for clients using asset allocation intensive portfolio strategies.
Hico Health- 2016 - 2024 - Cofounder of a Telehealth company that delivers health literacy education and behavioral change to Black populations suffering from diabetes and related chronic diseases through mobile technology.
Venue Work Space - 2010- 2020 - Managed 35,000 square feet of cowering/executive office space for entrepreneurs.
Building Bloc Foundation- 2008-2010 - Founded an inner-city organization that taught literacy education to underserved teens.
Lehman Brothers- 1993-1997 - Provided trade execution services, company research and related client supported to high net worth and institutional clients on a global basis.
Morgan Stanley- 1989- 1993 - Performed portfolio valuation and accounting services for global fixed income mutual funds.

Education

BS Accounting - University Of Bridgeport
MBA Finance - Pace University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dale Bryant

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Monarch Village- 2024- present Founded retirement community in Ghana for American expats.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Bryant Group Advisor- 2011 – present - Investment Management firm that providers retirement/ investment services for clients using asset allocation intensive portfolio strategies.
Hico Health- 2016 - 2024 - Cofounder of a Telehealth company that delivers health literacy education and behavioral change to Black populations suffering from diabetes and related chronic diseases through mobile technology.
Venue Work Space - 2010- 2020 - Managed 35,000 square feet of cowering/executive office space for entrepreneurs.
Building Bloc Foundation- 2008-2010 - Founded an inner-city organization that taught literacy education to underserved teens.
Lehman Brothers- 1993-1997 - Provided trade execution services, company research and related client supported to high net worth and institutional clients on a global basis.
Morgan Stanley- 1989- 1993 - Performed portfolio valuation and accounting services for global fixed income mutual funds.

Education

BS Accounting - University Of Bridgeport
MBA Finance - Pace University

Name

Dacia Bryant

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Monarch Village GH Inc, Accra Ghana Chief Officer Officer, Jan 2024- present Provide health oversight to the community of residents and create health policies and protocols for the company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

New York City Health & Hospitals Corporation-Kings, Brooklyn, New York Assistance Director of Pharmacy Level I, Nov 2019- June 2022 Outpatient Pharmacy Supervisor Level II, Sep 2018- Nov 2019 health System Pharmacist Level I, March 2016- Aug 2018 ■ Direct staff members comprising two supervisors, 8 pharmacists and 10 pharmacy technicians. ■ Conduct performance evaluations, counseling and daily staff deployment to other critical pharmacy service areas. ■ Strengthen the implementation of proper infectious disease protocol as well as the availability of PPE supplies. ■ Devised outpatient clinic practice auditing to control proper ordering of medications in a clinic setting, advanced an expired medication protocol to remove outdates before the expiration and monitored pyxis inspection schedules. ■ Aptly manage adequate usage of the 340 B medications and monitor the medication transfer within the hospital. ■ Oversee the inventory ordering process to maintain a lean pharmacy to prevent budget overspending. Engaged with Patient Assistance Program to enroll patients for medication assistance and stimulate cost-saving for the institution. ■ Coordinate with the primary care and specialty clinics to elevate patient satisfaction within the system. ■ Participate regularly in counseling and disciplinary sessions between the employees and union delegates when needed.

Education

Master of Science in Healthcare Policy & Management, Stonybrook University, Stonybrook, NY, May 2002 Bachelor of Science in Pharmacy, St. John's University, Queens, New York, 1996

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Because the Investor holding no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potential a public offering). This decision could affect gross revenues and diminish payments made to Investors. Based on the risk that the company may never realize revenue or face a Default Event, the Investor may never see any returns.
Other Material Terms or information.	

Type of security	Common Stock
Amount outstanding	200
Voting Rights	Yes.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Revenue Share		$118,000.00	Compliance Marketing Accounting	April 25, 2024	

Ownership

The Company is broadly held amongst one shareholder.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Dale Bryant	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The company completed its first funding campaign on 1/15/25. We have enough liquidity to execute our business plan until 1/1/27. We intend to be profitable by 1/1/28. Our significant challenges are construction risks and raising sufficient funding.

As a newly formed company, there are no material changes that have occurred since the date of our financials. In the next 3-6 months, we do not expect there to be any revenue. This project will take about 14 months to build, at which point revenue will be generated. There are no current operations, so there is no profit. The total cost of this project is $5,500,000 and the time frame to build is 14 months, at that time we expect there to be profits. After completion of the project, where marketing will have already been undertaken, we expect annual revenue to be in the range of $150,000-$175,000, while incurring approximately $60,000 in expenses per year.

Liquidity and Capital Resources

On April 25, 2024 the Company conducted an offering pursuant to and raised $118,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Dale Bryant
(Signature)

Dale Bryant
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Monarch Village GH, Inc.
Consolidated Balance Sheet
As of December 31, 2024

Assets

Current Assets

Checking (N)

Chase Checking (C)

Total Current Assets

Long Term Assets

Technology Equipment

Total Long Term Assets

Total Assets

Liabilities

Current Liabilities

Account Payable

Total Current Liabilities

Long Term Liabilities

Long Term Liabilities

Total Long Term Liabilities

Total Liabilities

Equity

Retained Earnings

Investments - Wefunder

Net Income

Total Equity

Total Liabilities & Equity

$		17,441.47
$		46,802.21
$		**64,243.68**
$		1,964.36
$		1,964.36
$		**66,208.04**

$		-
$		**-**
$		-
$		**-**
$		**-**

$		(1,453.85)
$		107,757.00
$		(40,095.11)
$		**66,208.04**
$		**66,208.04**

Monarch Village GH, Inc.
Statement of Owners Equity
January 1, 2024 Through December 31, 2024

	Changes to Equity USD
Balance at 1 January 2024	$ (1,453.85)
Changes in accounting policy	$ -
Restated balance	$ (1,453.85)
Changes in equity for 2023	
Change in Retained Earnings	$ -
Investments	$ 107,757.00
Dividends	$ -
Change in Income	$ (40,095.11)
Revaluation gain	$ -
Balance at 31 December 2024	$ 66,208.04

Total equity
USD
$ (1,453.85)
$ -
$ (1,453.85)
$ -
$ 107,757.00
$ -
$ (40,095.11)
$ -
$ 66,208.04

Monarch Village GH, Inc.
Statement of Cash Flows
January 1, 2024 Through December 31, 2024

Cashflow from Operations		
Changes in Working Capital	$	-
Depreciation	$	-
Net Income	$	(40,095.11)
Total Cashflows from Operations	$	(40,095.11)

Cashflows from Investing		
Increase (Decrease) in Investments	$	107,757.00
Decrease from Distributions	$	-
Change in Assets	$	(1,964.36)
Total Cashflows from Investing	$	105,792.64

Cashflows from Financing		
Increase in Payables	$	-
Issuance of Debt	$	-
Total Cashflows from Financing	$	-

Beginning Cash Balance	$	(1,453.85)
Change in Cashflows	$	65,697.53
Year Cashflows	$	65,697.53
Cashflow as of Report Date	$	64,243.68

Monarch Village GH, Inc.
Statement of Income and Expense
January 1, 2024 Through December 31, 2024

Revenue		
Revenue	$	-
Total Revenue	$	-
Cost of Goods Sold		
Cost of Goods Sold	$	-
Total Cost of Goods Sold	$	-
Gross Profit	$	-
Expenses		
Regulation CF Fees	$	16,116.00
Land Due Dilligence	$	9,103.33
Architect Fees	$	566.67
Surveyor Fees	$	470.00
Legal	$	33.33
Marketing	$	2,609.67
Communication Expense	$	769.43
Professional Services	$	1,519.43
Software & Subscriptions	$	1,748.09
Supplies	$	1,849.79
Travel	$	5,309.37
Total Expenses		**$40,095.11**
Net Ordinary Income	$	(40,095.11)
Other Income and Expenses	$	-
Other Expenses	$	-
Net Income	$	(40,095.11)